January 8, 2020

United States Securities and Exchange Commission Washington, DC

USA 20549

Attention: John Coleman/Ethan Horowitz
 Division of Corporation Finance
 Office of Energy & Transportation

Dear Sirs:

Re: Xtra-Gold Resources Corp. ("Xtra-Gold")
 Form 20-F/A for the Fiscal Year Ended December 31, 2018 filed July 31, 2019
 Your file no: 333-139037

This is further to your letter of December 23, 2019 in respect of the above-captioned.

For your ease of reference, we reproduce your query as follows:

Form 20-F/A for the Fiscal Year Ended December 31, 2018

Item 4 Information on Xtra-Gold, page 16

We note your disclosure of indicated and inferred mineral resources. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the Instructions to paragraph (b)(5) of Industry Guide 7. Please revise to remove the mineral resources disclosure or tell us why you do not believe it is necessary to do so.

We reply as follows:

It is our position that we are not required to remove the mineral resource disclosure as such information is required by the laws of Canada. Instruction 3 to paragraph (b)(5) of Industry Guide 7 specifically permits such disclosure where the disclosure is required by foreign law.

By way of background:

1. Xtra-Gold is a reporting issuer (i.e. public company) under Canadian securities legislation and has been since 2010. Its common shares are listed for trading on TSX, Canada's most senior  stock exchange, under the symbol XTG. Reference is made to the enclosed SEDAR profile.

2. The business of Xtra-Gold is mineral resource exploration. It holds interests in gold properties located in Ghana, Africa and had been actively developing these properties.

3. As a public company in Canada, Xtra-Gold is required to publicly disclose any mineral resource information in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (copy enclosed) (NI 43-101).

4. Section 2.2(a) of NI 43-101 sets out the requirement that disclosure of mineral resource and mineral reserves must use the categories in sections 1.2 and 1.3 of NI 43-101. These sections require the use of the terms such as "indicated", "inferred", "probable", "proven". These terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

5. NI 43-101 applies to all issuers which are public in Canada, regardless of where they are incorporated.

The indicated and inferred mineral resource information contained in our Form 20F is extracted from an NI 43-101 Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana" prepared by SEMS Explorations dated October 31, 2012. This document is filed under the Company's Canadian public company profile on SEDAR.

  Analysis as to why our Form 20F is required to contain mineral disclosure in accordance with NI 43-101:

1. Under National Instrument 51-102, Part 6, section 6.1 (copy enclosed), Canadian public companies are required to file an annual information form (AIF) in prescribed format.

2. Section 6.2(b) permits Canadian public companies who are also registered to file with the SEC in the United States to file SEC Form 20F in lieu of the prescribed AIF form.

3. Xtra-Gold has filed SEC Form 20F on SEDAR pursuant to the provisions of section 6.2(b) of NI 51-102.

4. As noted above, any mineral resource disclosure in Canada must comply with NI 43-101.

5. Accordingly, our Form 20F must contain mineral disclosure in accordance with NI 43-101.

If the SEC requires Xtra-Gold to remove the mineral resources disclosure in its current Form 20F, Xtra-Gold will be in breach of its legal obligations under NI 43-101.

For all of the foregoing, we respectfully submit that we are not required to remove our mineral resource disclosure in Item 4, page 16 of our current SEC Form 20F.

We trust the foregoing is satisfactory.

If you have any further questions, though, please do not hesitate to contact the undersigned or feel free to call him at 416-579-2274.

Yours truly,

XTRA-GOLD RESOURCES CORP.

  per: James Longhore
   Chief Executive Officer